Exhibit 1.1a
AMENDMENT NO. 1 TO
EQUITY DISTRIBUTION AGREEMENT
This is Amendment No. 1, dated as of December 6, 2011 (this “Amendment”), between Associated Estates Realty Corporation, a corporation organized under the laws of Ohio (the “Company”), and Citigroup Global Markets Inc. (the “Manager”), to the Equity Distribution Agreement, dated December 4, 2010 (the “Original Equity Distribution Agreement”). References in the Original Equity Distribution Agreement to “this Agreement,” “herein” and “hereof” (and similar references) shall be deemed to refer to the Original Equity Distribution Agreement and this Amendment, considered together.
Capitalized terms used but not defined herein have the meanings assigned to such terms in the Original Equity Distribution Agreement.
WITNESSETH
WHEREAS, the parties to this Amendment are the parties to the Original Equity Distribution Agreement; and
WHEREAS, the parties hereto desire to amend the Original Equity Distribution Agreement as more fully set forth below.
NOW, THEREFORE, in consideration of the mutual promises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment agree as follows:
1.Amendment to Section 3(f). Section 3(f) of the Original Equity Distribution Agreement is revised in its entirety to read as follows:
“(f)    Notwithstanding any other provision of this Agreement, the Company shall not request the sale of any Shares that would be sold, and the Manager shall not be obligated to sell, during (i) any period in which the Company is or the Manager reasonably believes the Company could be deemed to be, in possession of material non-public information or (ii) during the fourteen (14) calendar days prior to any public announcement or release disclosing the Company's results of operations or financial condition for a completed quarterly or annual fiscal period.”
2.Effectiveness; No Other Changes. This Amendment shall become effective when each of the parties hereto shall have received counterparts hereof signed by the other party hereto. Except as specifically amended by this Amendment, the Original Equity Distribution Agreement shall remain in full force and effect and is hereby ratified and confirmed. The making of this Amendment does not imply any obligation or agreement by either of the parties to make any other amendment, waiver, modification or consent as to any matter on any subsequent occasion.
3.Counterparts. This Amendment may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

4.Applicable Law. This Amendment will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Amendment and your acceptance shall represent a binding agreement between the Company and the Manager.
Very truly yours,
ASSOCIATED ESTATES REALTY CORPORATION

By:    /s/ Lou Fatica
Name: Lou Fatica
Title: Vice President and CFO
ACCEPTED:
CITIGROUP GLOBAL MARKETS INC.
By:    /s/ Matthew Greenberger
Name: Matthew Greenberger
Title: Managing Director